SWIFT TRANSPORTATION COMPANY
SWIFT SERVICES HOLDINGS, INC.
2200 South 75th Avenue
Phoenix, Arizona 85043
May 19, 2011
VIA EDGAR & BY HAND
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Chanda DeLong — Staff Attorney
Facsimile: (703) 813-6967
          Re: Registration Statement on Form S-4 (File No. 333-173948-01)
Dear Ms. DeLong:
          Enclosed please find a copy of Amendment No. 1 (the “Amendment”), filed on the date hereof, to the Registration Statement on Form S-4 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2011 by Swift Services Holdings, Inc., a Delaware corporation (the “Issuer”), Swift Transportation Company, a Delaware corporation, and the subsidiaries of Swift Transportation Company listed in the Registration Statement (the “Subsidiary Guarantors” and, together with the Issuer and Swift Transportation Company, the “Registrants”) to register the Registrants’ exchange offer (the “Exchange Offer”) of $500 million aggregate principal amount of the Issuer’s 10.000% Senior Second Priority Secured Notes due 2018 registered under the Securities Act of 1933 (the “Securities Act”) for a like principal amount of the Issuer’s outstanding 10.000% Senior Second Priority Secured Notes due 2018, CUSIP 870755 AC9 (the “Restricted Notes”). The Amendment has been marked to show changes from the initial filing of the Registration Statement. The changes reflected in the Amendment update the financial and other disclosure contained therein to reflect Swift Transportation Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011, which was filed with the Commission on May 12, 2011.
          The Registration Statement was filed in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In response to the comment of the Staff set forth in the Staff’s letter of May 13, 2011, the Registrants hereby make the following representations:
     a. The Registrants have not entered into any arrangements or understandings with any person to distribute the 10.000% Senior Second Priority Secured Notes due 2018 (the “Exchange Notes”) to be received in the Exchange Offer and, to the best of the Registrants’

Ms. Chanda DeLong
Securities and Exchange Commission
May 19, 2011
Page - 2 -
information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
     b. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.
     c. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.
     d. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, available July 2, 1993) in connection with any resale of such Exchange Notes.
     e. The Registrants will include in the Exchange Offer prospectus the following additional provisions:
(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
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Ms. Chanda DeLong
Securities and Exchange Commission
May 19, 2011
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Very truly yours, SWIFT TRANSPORTATION COMPANY
By:	/s/ James Fry
	Name:	James Fry
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SWIFT SERVICES HOLDINGS, INC.
By:	/s/ James Fry
	Name:	James Fry
	Title:	Secretary

cc: Joshua Kaufman, Skadden, Arps, Slate, Meagher & Flom LLP